Exhibit 5

MILFAM LLC ANNOUNCES ELECTION OF NOMINEES TO BOARD OF DIRECTORS OF SCULLY ROYALTY LTD.

Date: 29 December, 2025

Point of origin: Stuart, Florida

MILFAM LLC (“MILFAM”), a large shareholder of Scully Royalty Ltd. (NYSE:SRL) (the “Company”), has announced that all of its nominees for the Board of Directors (the “Board”) of the Company were elected at the Annual General Meeting of Shareholders of the Company (the “Annual Meeting”) on December 27, 2025. MILFAM’s nominees of Jerrod Freund, Mark Holliday, Alan Howe, Nimesh Patel, and Skyler Wichers each received a majority of the votes cast at the Annual Meeting. The Company’s nominees failed to receive such a majority and therefore were not re-elected.

MILFAM previously announced on December 26, 2025, its intention to attend the Annual Meeting as scheduled and proceed with the election of directors notwithstanding the Company’s purported and invalid attempt to postpone such meeting. When MILFAM representatives arrived at the appointed place and time for the Annual Meeting, no Company representatives were present and the doors to the allocated meeting room were locked. As such, the meeting was held at the venue but just outside the allocated meeting room with clear signage.

At the Annual Meeting there was a quorum present in person or proxy of members of the Company holding at least 20% of the common shares of the Company. A vote was held on the election of directors whereby MILFAM’s nominees to the Board were so elected. The newly elected directors are pursuing a transition plan for the Company.

MILFAM looks forward to the newly elected directors leading the next chapter of the Company focused on fair representation of the interests of all shareholders and a renewed focus towards operational and capital efficiency.

Investor Contact:

Sodali & Co

430 Park Avenue, 14th Floor

New York, NY 10022

Call Toll-Free in North America: (800) 662-5200

Outside of North America Call Collect: (203) 658-9400

Email: MILFAM@info.sodali.com

MILFAM LLC is a single-family office managing the collective assets of the descendants of Lloyd I. Miller Jr.